Filed by Occam Networks, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Occam Networks, Inc.

Commission File No. 001-33069

This filing relates to the proposed acquisition by Calix, Inc., a Delaware corporation (“Calix”), of Occam Networks, Inc., a Delaware corporation (“Occam Networks”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010, by and among Calix, Ocean Sub I, Inc., Ocean Sub II, LLC and Occam Networks.

Email to Occam Consulting Engineers

Dear Occam Networks partner,

This morning Calix and Occam Networks issued a press release announcing that Occam Networks has signed a definitive agreement to be acquired by Calix.  We expect the acquisition will close sometime in the Q4 2010/Q1 2011 timeframe, subject to Occam Networks stockholder approval and other customary closing conditions.

Both companies share a history of product innovation and customer service, a common vision to the evolution of the access network to IP and Ethernet services over fiber and wireless.  We believe the combination will accelerate advanced solutions to enable Communications Service Providers (CSPs) to transform their networks and businesses — both in North America and select global markets.

A conference call with Wall Street analysts and investors to discuss this transaction is scheduled for 5:30 am PDT this morning and is accessible to the public live, and as a replay following the call, from the Investor Relations section of OccamNetworks.com.

In addition, we will be holding a conference call and webinar for Consulting Engineers on next Tuesday September 21st at 11:00am PDT.  You can access the conference call by going to https://www1.gotomeeting.com/join/839676312 and use your microphone and speakers or dial 914-339-0012, Access Code: 839-676-312.  The Audio PIN will show after joining the online meeting.

Email Occam Consulting Engineers	September 16, 2010

Calix and its approximately 425 employees have been pioneers in broadband communications access systems and software for copper- and fiber- based network architectures. Calix has shipped over seven million ports of its Unified Access Infrastructure portfolio to more than 500 North American and international customers.  Their revenue for the trailing twelve months was approximately $267.8 million. For more information, visit their website at www.calix.com.

Occam Networks’ extensive experience in IP and Ethernet in the access network has enabled us to build a strong portfolio of products and intellectual property. By combining and leveraging this experience across the Calix expanded Unified Access portfolio, we believe we will further expand our ability to serve the needs of our customers, as well as extend our opportunities for growth.

We believe Calix’s powerful Unified Access portfolio and strengths in GPON and copper access together with Occam Networks’ strengths in IP, Ethernet, and copper access, will enable powerful new options to broaden the solutions we can provide, while creating a combined team of resources primed to accelerate access innovation.

This will be their second acquisition, having purchasing Optical Solutions, Inc (OSI) back in 2006, where they were able to combine resources to introduce new innovation in fiber solutions to the access marketplace. The analog is clear — together we intend to work in a similar fashion, with a clear focus on leveraging engineering talent and expertise in Ethernet and copper access.

Both companies are in business to help our customers win, so it is important that you clearly understand both the immediate and long term value to our joint customers that we believe this transaction will create:

1)

This acquisition is focused on technology and solution ACCELERATION and EXPANSION for our customers Calix intends to continue to invest in the solutions portfolios and roadmaps of both companies, with the goal of accelerating a Unified Access vision through new resources and expertise.

2)	The acquisition is expected to expand the resources of both companies and create a broader set of engineers, testers, and support personnel focused on the access network.
3)

Calix intends to increase “feet on the street” - providing better sales coverage and customer, consultant, and partner support. Calix intends to leverage the combined resources and its high touch sales model to BETTER SERVE our customers and our joint ecosystem partners.

As mentioned above, we expect increased INNOVATION across our combined portfolio, as each team contributes its expertise to the development process and our research and development resources are combined and targeted. It is also of critical importance that we are clear in how we plan to integrate the Occam Networks product portfolio into the Unified Access portfolio. These are our clear objectives that we plan to implement as soon as possible upon the closing of the transaction.

1)

Calix intends to integrate the BLC6000, what we will call the “B-Series” platforms, into the Unified Access portfolio, allowing the B-Series to reside on the same Ethernet ring with C- and E-Series platforms.

2)

Calix intends to combine our respective ONT portfolios to make the industry’s broadest portfolio of ONTs, and support that portfolio across all three Calix platforms — the B-Series, the C-Series, and the E-Series

3)

Calix intends to integrate the “B-Series” into the Calix Management System, or CMS, providing a single, broad, and mature management system across the expanded Unified Access portfolio, and complement CMS with valuable new tools from the Occam Networks inventory.

4)	Calix intends to enhance the Unified Access portfolio to support a broader set of voice protocols, including SIP, H.248, MGCP, as well as legacy TDM protocols.

In summary, we expect current customers of both companies to benefit substantially from the broader Unified Access portfolio, by having more resources for support and assistance, and increased innovation.

We expect the transaction, which has the approval of the boards of directors from both companies, to be completed in the fourth quarter of 2010 or first quarter of 2011, subject to Occam Networks’ stockholders approval. To be clear, this acquisition is not yet completed and we have many regulatory and other restrictions to follow before the merger can be consummated. We will continue to operate independently as separate companies until the deal is closed.

Over the next few months, we will be working closely with Calix on integration planning so that once the transaction is complete we can efficiently combine our knowledge and expertise together with the Calix culture of innovation, process, and execution.

I want to emphasize how energized both the executive team and I are about this combination, and I look forward to the strong teams of both Calix and Occam Networks forging new paths of innovation together.

The press release issued today is attached to this email for you to read.

Additional Information and Where You Can Find It

Calix will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information.  Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Occam Networks and Calix with the SEC at the SEC’s web site at http://www.sec.gov.  The proxy statement/prospectus and other documents may also be obtained for free by contacting Occam Investor Relations by e-mail at ir@occamnetworks.com, by telephone at 805-692-2957 or by mail at Occam Networks Investor Relations, 6868 Cortona Drive, Santa Barbara, CA 93117 or by contacting Calix Investor Relations by e-mail at Carolyn.Bass@Calix.com, by telephone at 415-445-3232 or by mail at Investor Relations, Calix, Inc., 1035 N. McDowell Blvd., Petaluma, CA 94954.

Participants in the Acquisition of Occam Networks

Occam Networks, Calix, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in Calix’s proxy statement/prospectus when it is filed with the SEC.  Information concerning Occam Networks’ directors and executive officers is set forth in Occam Networks’ proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 8, 2010.  This document is available free of charge at the SEC’s website at www.sec.gov or by going to Occam Networks’ Investor Relations page on its corporate web site at www.Occamnetworks.com.  Information regarding certain of these persons and their beneficial ownership of Calix common stock as of December 31, 2009 is also set forth in the prospectus filed by Calix on March 24, 2010 with the SEC. This document is available free of charge at the SEC’s web site at www.sec.gov or by going to Calix’s Investor Relations page on its corporate website at www.Calix.com.  Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Calix stockholders or Occam Networks stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the words, “believes,” “views,” “expects,” “projects,” “hopes,” “could,” “will,” “intends,” “should,” “estimate,” “would,” “may,” “anticipates,” “plans” and other similar words.  These statements are based on management’s current expectations, estimates, forecasts, projections and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  The forward-looking statements contained in this document include statements about the timing of completing the acquisition, future results; benefits of the acquisition to stockholders, employees, customers and partners; the ability of the combined organization to broaden the Unified Access portfolio; platforms and roadmaps; the ability to increase innovation across an enhanced Unified Access portfolio; ability to expand sales and support coverage and enhance the customer engagement model; the ability to expand resources for innovation and execution; the ability to align the view of CSP and business model transformation; and other statements regarding the proposed acquisition. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Occam Networks does not receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which Calix or Occam Networks expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Occam Networks stockholders to approve the proposed acquisition; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Calix and

Occam Networks generally, including those set forth in the filings of Calix with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Calix’s prospectus filed with the SEC on March 24, 2010 and its quarterly reports on Form 10-Q, Occam Networks’ annual reports on Form 10-K and quarterly reports on Form 10-Q, each of Calix’s and Occam Networks’ current reports on Form 8-K and other SEC filings.  These forward-looking statements speak only as of the date hereof.  Calix and Occam Networks are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.